Ballard Power Systems Inc.

News Release

Ballard Power Systems Announces Annual General Meeting

For Immediate Release – May 4, 2006

Vancouver, Canada — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold its Annual General Meeting, Wednesday, May 10, 2006, 1:30pm PST at the Vancouver Trade and Convention Centre, 999 Canada Place, Vancouver, BC.

At the event, Mr. John Sheridan, Ballard Power Systems’ President and Chief Executive Officer, will give a presentation on the Company’s strategy, progress and goals. Ballard technology and products will be on display; Ballard’s customers will have product displays; and two Ford Focus Fuel Cell Vehicles will be available for ride and drives.

This event will be audio webcast and will be accessible on Ballard’s web site at www.ballard.com. The webcast will be archived for replay for one month.

About Ballard Power Systems
Ballard Power Systems is recognized as a world leader in the development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For further information please contact Megan Helmer at 604-412-3195.